Filed by Cardtronics Group Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Cardtronics, Inc. Commission File No.: 001-33864 Commission File No. for Registration Statement on Form S-4: 333-210955 1 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT CATM - Q1 2016 Cardtronics Inc Earnings Call EVENT DATE/TIME: APRIL 28, 2016 / 09:00PM GMT

C O R P O R A T E P A R T I C I P A N T S Phil Chin Cardtronics Inc. - EVP of Corporate Development and IR Steve Rathgaber Cardtronics Inc. - CEO Ed West Cardtronics Inc. - Chief Financial Officer C O N F E R E N C E C A L L P A R T I C I P A N T S David Ridley-Lane BofA Merrill Lynch - Analyst Kartik Mehta Northcoast Research - Analyst Ramsey El-Assal Jefferies - Analyst Andrew Jeffrey SunTrust Robinson Humphrey - Analyst Bob Napoli William Blair & Company - Analyst Reggie Smith JPMorgan - Analyst P R E S E N T A T I O N Operator Good day ladies and gentlemen, and welcome to the Cardtronics First Quarter 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. (Operator instructions.) I would now like to introduce your host for today's conference, Mr. Phil Chin, Executive Vice President of Corporate Development. Mr. Chin, you may begin. Phil Chin - Cardtronics Inc. - EVP of Corporate Development and IR Thank you, good afternoon and welcome to the call. On the call we have Steve Rathgaber, Chief Executive Officer and Ed West, Chief Financial Officer. Steve will start off with a an overview to the quarter followed by Ed with details on our financial performance then we will take questions. Before we begin, a cautionary statement regarding forward-looking information. During the course of this call we will make certain forward-looking statements regarding future events, results or performance. Any forward-looking statements made on this call are subject to risks and uncertainties including, but not limited to those outlined in our reports filed with the SEC including our Form 10-K for the year ended December 31, 2015 as amended and other factors set forth from time to time in our other filings including the Form S-4 registration statement that was filed yesterday and about which we will speak later. Actual events, results or performance may differ materially. The statements on this call are made as of the date of this call and are based on current information even if subsequently made available by us on our Web site or otherwise. We assume no obligation to update any forward-looking statements made today to reflect events that occur or circumstances that exist after the date on which they were made. In addition, during the course of this call we will reference certain non-GAAP financial performance measures. Our opinion regarding the usefulness of such measures, together with the reconciliation of such measures, is included in the earnings release issued this afternoon and made available on our Web site. With that, I will turn the call over to Steve. Steve Rathgaber - Cardtronics Inc. - CEO Thank you Phil and welcome to everyone. In today's call I will update you on our progress in executing our plan. Following that update, I will provide insights into the secular trends we are tracking and finally share with you our current thinking about Cardtronics global strategy. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Here's a quick summary of what I want you to leave with today. We are executing. It was a solid quarter and we feel good about the year in front of our. Our model continues to deliver, we are taking share, we are driving gross margin expansion through scale level and strengthening our st rategic advantage. Second, secular trends in banking favor our model; simply stated, we are helping banks execute their strategy by extending their brand and cash access offerings when traditional branch-driven physical presence is too expensive and less relevant. We also free up capital resources for banks to focus on their transformation initiatives by allowing them to hit the easy button on their ATM channel which is a significant pain point for them. And third, Cardtronics operates in a growing global ATM marketplace. We've talked in the past about international ATM placement and withdrawal transaction growth. We are pursuing this growth and to support this, yesterd ay we announced that we are changing the location of our parent company incorporation. This will make us a more efficient and effective international competitor. I'll provide a bit more texture on each of these themes and then Ed will take you deeper into the numbers. So let's talk exec ution. We start the year with strong performance in the first quarter. A few key growth metrics speak to our execution. ATM operating revenues grew 15% on a constant currency basis. 9% of this was organic, our highest quarterly organic growth rate in over three years. Both businesses, North America and Europe, contributed to this strong result. The U.K. had a particularly good quarter with 27% growth in ATM revenues on a constant currency basis. Now, this did include, in part, the r oll forward of last year's Co-Op Food acquisition but we are also benefiting from quality sales execution throughout last year as well as from investments in our operations that are delivering real revenue and margin gains. By example, this past quarter we converted the U.K. ATM fleet to a new high performing processing platform. We also implement ed seven-day a week cash replenishment schedules enabled by our in-house CIT capability and the scale available from our Sunwin CIT acquisition last year. These moves drove our U.K. ATM availability to the highest level in several years. This is a classic Cardtronics scale benefit and yields greater transaction revenue for ATM. I'm quite proud of the accomplishments in the entire operating team in the U.K. and the technical staff in our U.S. and India -based facilities that support this business. North America also produced some exciting performance metrics; organic growth near 7% was complimented by 7% same-store revenue per ATM growth in the U.S. This is up from 5% last quarter which was itself a strong same-store number. This growth was multifaceted including branding, convenience fee increases, volume lift from Allpoint and some one-time events that Ed will detail. We also continued to build on the network affect of our transaction driving model with deployment of 700 new owned ATM's acro ss our markets and activation of 225,000 new cards live in Allpoint. We contracted 560 ATM's replacement and signed 20 new FI's to Allpoint, among other achievements. The scale economics that come from servicing about 195,000 ATM's now operating in seven countries provides a unique strategic advantage. I believe that Cardtronics is able to operate an ATM in our core markets at both the best service level and a lower cost than any organization on the planet. This advantage is a key to our strategy and it is an advantage we work to grow in each country we enter. This proven model allows us to win profitable business that powers the next improvement in our scale. We have solid pipelines for ATM placements in multiple markets. Our acquisition pipeline is robust and international. Allpoin t has a healthy pipeline and our branding offering has a good outlook for the remainder of the year. The business model that powers these numbers is durable and performing well. Now let's turn to secular trends in our business. Bank transformation is real, well underway and global in scope. Digital and mobile are forcing banks to adapt. Many banks are responding by cutting the expenses associated with physical presence; branches and personnel. But this creates a ch allenge for the banks since ATM access is still table stakes for attracting and retaining customers. These are the market conditions under which a deeply experienced high quality and wel l established specialist like Cardtronics becomes the obvious partner of choice. Banks are retreating from owning and operating out-of-branch ATM's even at quality locations. We see this as opportunity. This morning we announced the acquisition of about 2600 off-branch ATM's from Chase. The portfolio is comprised of several recognizable high quality retail brands with both new and existing customers for us including Duane Reade in New York City, Walgreens in Chicago among other markets, AMP and convenience stores up and down the West Coast and a host of airport locations. The retail placement contract [lanes] vary from retailer to retailer but the economics of the acquisition were based on the remaining committed life of the contracts. This is a great deal for us as it adds high-quality retailers to our customer list, delivers day-one earnings accretion and gives us a key incumbency position when it comes time to extend these contracts. We are pleased that Chase turned to us to take over their off-branch estate and we are pursuing these types of opportunities with other FI's in multiple geographies. A second but equally significant trend is the closing of unprofitable bank branches. In the U.K. over 400 bank branches are set to be closed in 2016; about a 5% decline in branch count in one year. In the U.S. two of the top banks have either recently cut or plan to close roughly 150 branch es apiece. This is about 5% of their respective branch footprints; that's material. And we have seen comparable examples in Canada, Germany and other markets that we serve. We see this trend as opportunity. As banks rationalize their branch infrastructure, Cardtronics can work with the bank to maintain a lower cost physical presence by leveraging our ATM's or we can simply win volume that is left stranded by the branch closure. Let me share a small example with potentially big implications of a recent experience in the U.K. In what 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

are locally referred to as market towns, or smaller towns, Glastonbury and Woolacombe, the last banks in operations closed th eir unprofitable branches which were, in effect, the only branches in the town. The result; Cardtronics worked with the towns to reestablish convenient cash access for the citizens of these towns. Now, it does not take a whole lot of imagination to see the possibilities for Cardtronics as banks in the U.S., U.K. and elsewhere rationalized their high cost branch delivery channel. We are the ATM plumbing that can help banks focus on their strategy yet deliver for them the convenient cash access that thei r customers will demand for years and years to come. Our core service, convenient access to cash for everyone with a debit or a credit card is table stakes for almost anyone offering card-based account services to consumers. It may not be glamorous but it has the virtue of being necessary for most of society to function. The last trend item I wish to share with you deals with the ancient myth of the cashless society. You may know that Sweden, with the support of the government, was on a path to the so-called cashless society. But an article in Finextra last month indicates a possible change of heart. The Bank of Sweden, the Central Bank, has called for a legal requirement to be introduced requiring banks to provide cash service as a basic feature of payment accounts. That 's worth repeating; the Bank of Sweden wants access to cash to be a legal right. I assume that means the people of Sweden want cash access and payment choice not a cashless society. I find that to be a dramatic turnabout and I feel comfortable saying that I now have a new affection for Sweden. Now, let's go global. Yesterday we announced the move of the location of our parent company incorporation from Delaware to the United Kingdom. This move is, of course, subject to shareholder approval. We determined this move would better align our corporate structure with our future s trategy and support more efficient and effective global expansion. Cardtronics already has a substantial business and physical presence in the U.K. including approximately 60% of our global workforce. In addition, the U.K. and Europe today represent the fastest growth part of our business in terms of revenue and earnings growth rates. You've seen evidence of this in our first quarter results as well as over the last couple of years. Appropriate for a multinational company, we will maintain our North American headquarters in Houston and our European headquarters will be in London. We do not anticipate any changes that would be felt either by our customers or our employees. This action is strategic and multidimensi onal in its benefits. Ed will detail these benefits in greater depth in his section. And right on cue, our global expansion continues. We [vented] the Public of Ireland and signed an agreement with Topaz, one of Irelands leading convenience and fuel retailers for more than 100 ATM locations. Our U.K. team will provide services to Ireland which should facilitate a lower cost entry. We continue to investigate new markets for expansion and we anticipate launching in at least one additional country this year. Let me now turn it over to Ed for a deeper look into the financial results, after which, we'll take your questions. Ed West - Cardtronics Inc. - Chief Financial Officer Great, thank you Steve and good afternoon. The key themes and takeaways from my comments today are as follows; first, we had a solid start in the first quarter and as of today we are on track for the year and slightly raising our outlook for 2016. Second, we recently closed on the acquisition of a high quality portfolio of approximately 2600 ATM's from Chase with great customers and, third, we have taken a significant and affirmative step in facilitating our long-term growth strategy by redomiciling the Company to the United Kingdom. Now, let's get into the details. Total revenue growth was 8% in the first quarter or 10% on a constant currency basis. On an organic constant currency basis, revenue growth was 9%. Both America, North America, and Europe contributed to this strong result. We did benefit from a couple of non-recurring revenue items in the first quarter. The extra day from Leap Year, the record Powerball lottery in January in the United States helps transaction volume. The record Powerball lottery, both of these each contributing to about 1% of growth in the quarter in our estimation. Normali zing for these factors, the constant currency revenue growth was approximately 7% for the quarter. Now focusing on core ATM operating revenues, ATM operating revenues were up 15% as compared to the prior year on a constant currency basis. In North America ATM operating revenues were up 7%, while the Europ ean segment was up 27% in constant currency terms. On the same store revenues basis, the U.S. was up 7% excluding the sites that were recently de-branded. Same store revenues in the United Kingdom were up 1% in constant currency. Finally, looking at the underlying same store withdrawal transaction growth in the U.S. excluding ATM's that have recently been de-branded, growth in the U.S. was approximately 3%. If we normalize to exclude the Leap Year and the Powerball impacts, we end up with around 1% which is a bit better than what we experienced through most of 2015. In the U.K. same store withdrawal rate was down 1% which is also an improvement relative to the previous quarters. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. 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Our overall gross margin in the quarter increased 200 basis points year-over-year to 35.4%. There were three main drivers to the margin expansion; first, our Columbus Data Services acquisition which was completed in July of 2015 is accretive to margin. Second, we rationalized our Sunwin oper ations in the U.K. by divesting the retail, CIT and manned guarding businesses during the course of 2015 which operated at a lower margin and, third, the core operatio ns in the U.S. and Europe did benefit from scale during the quarter. If you focus solely on the gross profit from ATM operations, the margin was up 110 basis points to 36.3% which includes a nice trend over the last couple of years. To illustrate, the same metric was 32.9% a couple of years back in the first quarter of 2014. SG&A expenditures continue to show year-over-year growth driven in part by their project related spending outlined last quarter in addition to other increases. That said, you will see the year-over-year growth rate moderate beginning in the second quarter excluding the redomicile related expenditures. We believe the fourth quarter of 2015 and the first quarter of 2016 represent the near term high water mark and SG&A expenses as a percentage of revenue wh en excluding the redomiciliation and acquisition related expenditures. We will have an ardent focus on this line item going forward. Yesterday we announced a plan to change our location of incorporation from Delaware to the United Kingdom. We believe the ben efits are numerous and aligned to our growth strategy. As Steve mentioned, a substantial portion of our business and a majority of our employees today are based in the United Kingdom. Additional benefits include it enables us to reach more global financial institutions and retailers especially in Europe. At the same time, maintaining our North American headquarters in Houston continues to give us strong identity in North America to work with existing and prospective customers. It allows flexibility and creating a more efficient operating and financing structure to support our global expansion. It enables us to be more competitive for acquisitions on a global scale. It allows for future earnings and cash flows to more efficiently fund expansion and allows for us to benefit from a territorial versus worldwide taxation regime and it elevates our visibility among potential U.K. and other European investors. Our plan to redomicile is quite different from the inversions that you hear about whereby an unrelated foreign company acquir es a larger U.S. company and consequently enables the U.S. company to move offshore. In contrast, we have initiated a self-directed redomiciliation of Cardtronics. Congress and the U.S. Treasury have specifically provided for this type of self-directed transaction where there are substantial business activities in this specific jurisdiction of redomicile. For us, that is the United Kingdom. Few companies have redomiciled in this fashion as a result of the rigorous thresholds in the treasury regulations. These task s are required to be met in order to demonstrate sufficient and substantial business activities in the foreign jurisdiction. We have carefully vetted and analyzed this decision and we believe it is highly aligned to our long-term growth strategy and will be quite impactful to creating shareholder value. Given the non-recurring nature, costs associated with our plan redomicile have been broken out separately in our P&L and excluded from adjusted earnings. As reported in our earnings release and 10-Q, this expense was about $6 million in the quarter, most of which was professional services fees. We will continue to incur costs related to our redomicile effort in the second quarter and expect it to tail off some time in the third quarter. From an administrative standpoint, we filed an SEC Form S-4 yesterday which included the details on the planned redomicile transaction. The S-4 is a preliminary filing and the official shareholder vote will not commence until the S-4, which is a combined proxy and registration statement, is declared effective by the SEC. We will continue to have our previously scheduled annual shareholders meeting on June 2 and in addition we are tentatively scheduling the shareholder vote to approve the redomiciliation on June 28. With regard to earnings, we recorded adjusted net income per diluted share of $0.68, up 6 % from the first quarter of 2015. Foreign currency exchange rate had an adverse impact of approximately $0.02 per share. Moving on to the balance sheet, our net leverage in terms of debt to adjusted EBITDA was 1.9 times. We have $315 million of borrowing capacity on our revolving credit facility due in 2019 which gives us ample flexibility for future acquisitions. During the quarter we entered into forward starting interest rate swaps in the United Kingdom to further manage our exposure to floating interest rates. The swaps go into effect starting January 1 of 2017. The notional amount in 2017 and 2018 is 550 million pounds sterling, stepping down to 300 million pounds sterling in 2019. For the first two years, about half of our current cash in the U.K. is covered by these swaps. The weighted average fixed rate of the swaps is 82 basis points in 2017 and 2018 and slightly higher in 2019. The hedges effectively lock in a portion of our sterling exposure as at U.K. LIBOR rates of less than 1% from 2017 through 2019. While the current annual interchange rate steady mechanism in the U.K. does take into account changes in interest rates over time, we wanted to give ourselves greater control and visibility on a significant exposure item and took advantage of the opportunity to lock in attractive rates. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Regarding capex, we invested approximately $16.5 million in the quarter of which about $9.5 million was growth related and ab out $7 million was maintenance, infrastructure and compliance capex. One other item worthy of mentioning before I discuss the guidance, we have slightly changed how we report segments. As of the first quarter, we a re now reporting three segments; North America, Europe and [incorporate another]. The intent of this change is to provide more clarity into the performance of the individual business units by removing unallocated overhead expenses into a separate corporate segment. The new corporate segment also includes our processing operations including CDS. Now I'd like to turn to our updated 2016 guidance. The first quarter came in a bit stronger than previously forecast, we're raising our outlook for the calendar year based on the recent performance and presen t transaction volume trends. Please note that this guidance does not include any impact from our planned redomicile to the United Kingdom. We will incorporate that into our guidance following the close of the redomicile. We now expect revenues of $1.25 billion to $1.27 billion, our previous guidance already included the completion of the Chase ATM estate at the higher end of the range. Our gross margin guidance range is 35% to 36%, up 50 basis points on the high end. We are lifting our adjusted EBITDA range and now expect $320 to $328 million. Depreciation guidance remains unchanged at $94 to $96 million. We expect cash interest of $18 to $18.5 million, down slightly on the high end and we're leaving our estimated non-GAAP tax rate unchanged at 32% and, again, this does not contemplate the completion of the redomiciliation. We assume a fully diluted share count of approximately 45.8 million shares and we currently expect adjusted net income per diluted share to be in a range of $3.08 to $3.18, up on both ends of the range from the previous forecast. We are not changing the capex expectations at this time. Operator, we would now like to turn the call back to you to take some questions from the listeners. Thank you. Q U E S T I O N A N D A N S W E R Operator Thank you. (Operator instructions.) Our first question comes from the line of Andrew Jeffrey with SunTrust. Your line is open. Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst Hi, thanks for taking the question and appreciate the simplified reporting, I think that's really helpful. Steve, the Chase acquisition, albeit relatively small to me is notable in as much as perhaps it represents a tipping point in terms of the way banks are thinking about their ATM businesses . Can you just sort of opine on that and perhaps give us a sense as to whether this is a new leg on the North American growth stool? Steve Rathgaber - Cardtronics Inc. - CEO Yes, thank you Andrew. I think it's absolutely not only that in North America but I think we're seeing in several of our mark ets, U.K., Canada in particular, but also even in Mexico a desire by banks to have access without having to be the capital deployer and without having to be the entity that is focused on having to service it. Several of the trends I talked about in my remarks talk about the desire for banks to either reduce branch footprint or t o --with the branches they keep, reduce staff. Even that sets up some opportunities that will be new to Cardtronics because as they do that, they're less equipped to take care of their own ATM's. So we're seeing a pipeline build of opportunities in multiple markets around this kind of thing and we're optimistic, it is definitely a transition point in our journey to a new kind o f opportunity. So we're quite excited about it actually and believe it's real. Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst Do you think it's a function of regulatory or cost pressure. I mean, was there some event that perhaps precipitated the change or is it accumulative --Steve Rathgaber - Cardtronics Inc. - CEO 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

I think it is accumulative thing. I mean, if you go back in history and you watched --and I've referred to this in the years that I've been here, you know, the whole journey of point of sale in the 80's when banks used to be doing all of that for themselves, never to release it, and then th ey realized it wasn't, you know, the thing that differentiated and all of the sudden you have first data as an organization created out of the journey of unloading some of that activity. Now, I'm not suggesting we're at that turning point by any stretch, but I do believe that the accumulated build of just the ongoing cost of servicing ATM's, they get more expensive in some respects. If you don't have our scale and things like security concerns, things of that nature, EMV upgrades, you know, there's just a lot of constant work that goes into maintaining a fleet. That trend, in conjunction with the pressure on cost by banks, the new cost introduced by regulatory burdens, that in conjunction with the need to invest in their new model. Banks are going through a transformation and all entities have finite resources. So I do think it's accumulative Andrew, and I do think it is a trend and I do think it is a trend that we will benefit from for many years to come. I think, as I said, we're perfectly positioned to be the entity that helps the bank execute its strategy by freeing up their capital to focus on their branch transformation and assisting in providing the cash access that they all need. Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst Okay, and then just one more quick one to be clear, it's part of --it's accurate to think of it as part of the overall growth strategy though, right? In other words, M&A is still a big part of your thought process in terms of long-term share gains? Steve Rathgaber - Cardtronics Inc. - CEO It absolutely is. You know, the standard legs of our stool continue to include, you know, (inaudible) for transaction share in some of our core markets, acquiring additional ATM locations as trends like this emerge, acquiring internationally or domestically as opportunities present themselves and just increasing our footprint internationally by entering new markets. Maybe small entry to start with but consistent drumbeat entry and growing more organic flow from those entries. So those sort of four legs continue to power the engine and produce the numbers of this quarter. Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst Great, thank you. Operator Thank you. Our next question comes from the line of Bob Napoli with William Blair. Your line is open. Bob Napoli - William Blair & Company - Analyst Thank you. Just related to the Chase acquisition, first of all, is Chase going to maintain a brand on the ATM's? Steve Rathgaber - Cardtronics Inc. - CEO Yeah, there will be a period where their brand continues and where their customers continue to have free access to the ATM's as if they were operated by Chase. That will be provided for a period of time. Bob Napoli - William Blair & Company - Analyst But then they're not --then they don't plan to brand them long-term? Steve Rathgaber - Cardtronics Inc. - CEO 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

It's sort of a mixed bag that I really can't get into all of the details of because of the variety of contracts involved but we're talking about five or six different retailers with different terms and different opportunities in there. So there's a little bit of everything I would say Bob. But it would not be appropriate to declare that they're going to be all long-term branded Chase. Bob Napoli - William Blair & Company - Analyst And then high volume ATM's, I mean, generally that would suggest something like $20,000 in revenue per ATM per year, is that a reasonable estimate or is that --am I way off? Steve Rathgaber - Cardtronics Inc. - CEO I don't think that would be a normal sort of number there. Hang on while we do a --you're talking about the Chase ATM's being that kind of --Bob Napoli - William Blair & Company - Analyst Right, that's right. Yep. You say high volume ATM's and high volume locations. I think the 7-Eleven were like $26,000. Steve Rathgaber - Cardtronics Inc. - CEO Yeah, I think these can certainly be well north of $15,000 or $17,000 but we'd have to do some additional detailed research on that for you. Bob Napoli - William Blair & Company - Analyst Okay, so it's not that --can you give me the revenue that you expect like the first year? Steve Rathgaber - Cardtronics Inc. - CEO No, I cannot. Bob Napoli - William Blair & Company - Analyst And what did you pay for them? Steve Rathgaber - Cardtronics Inc. - CEO We're not disclosing that either at this point in time. Bob Napoli - William Blair & Company - Analyst Was it like a cost of the ATM's or was there a franchise value or a cash flow, you know, how did --I mean, how should we think about it? Steve Rathgaber - Cardtronics Inc. - CEO You should think about it as a very cost effective deal for Cardtronics and a good value exchange and you should think about it with a major element of the price being just the equipment but I wouldn't say only the equipment. Bob Napoli - William Blair & Company - Analyst 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Okay and then you're --the secret investment that you were making in the first quarter, is this --have you finished that investment? Steve Rathgaber - Cardtronics Inc. - CEO So the secret investment is an interesting choice of words. Cardtronics has been making a variety of investments. Bob Napoli - William Blair & Company - Analyst Right. Steve Rathgaber - Cardtronics Inc. - CEO As we've talked about and somewhat has shown up accelerated with some accelerated SG&A for a variety of reasons. One of the o nes that showed up in the fourth quarter that would no longer be secret is certainly the expenditures attendant to the self-directed redomiciliation but there are other things we have been doing as part of our standard planning to try to accelerate our growth in the face of the departure, you know, the impending departure of 7 -Eleven. So, I would say that the investments we have made in that have hit the high water mark and we expect those to trail down as we go into future quarters and I would say that the results from those investments will begin to materialize, I think, over the next several quarters, I hope, and we would be at that point happy to share with you some of the things that we have learned that we were investing in and how we're making additional growth materialize. Bob Napoli - William Blair & Company - Analyst Just last quick question, have you rolled out dynamic currency conversion in the U.S. broadly? Steve Rathgaber - Cardtronics Inc. - CEO Not at all. In fact, we do it at an increasing number of machines. It's like a lot of our other software, development activity has been tied up in the EMV migration but we've actually rolled it out in some of our merchant own and load business, our independent business group, with a fair amoun t of success and a fair amount of margin. It's not giant numbers for those kinds of ATM's but we do enjoy some flow from that. Ed West - Cardtronics Inc. - Chief Financial Officer And Bob, if I might just further amplify the point and the question around the cost in the first quarter, just to reiterate, the cost associated with the redomiciliation was separate in that --and pulled out separately is the $6 million in costs and we would expect some more of that this quarter as well and kind of trickle into some degree in the third quarter and as we mentioned in our previous comments, you know, we would expect that t he remaining SG&A, as a percentage of revenue, that was a high water mark and continue and we'll see better performance going forward relative to the last two. Bob Napoli - William Blair & Company - Analyst Okay, thank you. Steve Rathgaber - Cardtronics Inc. - CEO Thank you. Operator 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Thank you, our next question comes from the line of Ramsey El-Assal with Jeffries, your line is open. Ramsey El-Assal - Jefferies - Analyst Hi guys, I have some questions on the redomiciling. How should we think about your tax rate, let's just say assuming it gets done. What are we talking about in terms of where your tax rate could end up? Ed West - Cardtronics Inc. - Chief Financial Officer Well, for a lot of reasons right now we're not at a position to go into a discussion, any discussion, regarding the guidance and outlook with respect to the redomiciliation. Obviously we've put the registration statement and the proxy on file. It's being reviewed by the SEC. Once that becomes effective then we'll hopefully have the shareholder vote, that's scheduled for the 28th. Once all of that is finalized and presuming the shareholders approve it, which we believe there's a lot of value, long-term value to this, we will then come back and give guidance in terms of what it means, in terms of the expectations and the outlook for the company. Ramsey El-Assal - Jefferies - Analyst So I guess that means you can't give me what your current U.K. tax rate is so I can back into it myself? Ed West - Cardtronics Inc. - Chief Financial Officer Well, I mean, if you just look at the market rates, just in the United Kingdom, corporate tax rates are roughly 20% going down to what's on the books right now as roughly 18%. In 2020 I think our proposal in the budget is taking that to a 17% corporate rate and that's in contrast to the U.S. which is, you know, roughly 35% corporately then you have various [state] tax rates across the country from there. Ramsey El-Assal - Jefferies - Analyst Okay, that's perfect. That's very helpful. Does this redomiciling take [sec] as soon as the shareholders approve it or is there some extra process? I guess, in other words, if you get --if everything goes as planned and you get the shareholder vote on the 28th, does that mean that your tax rate resets at that point or is there some incremental process that needs to occur? Ed West - Cardtronics Inc. - Chief Financial Officer I would separate the tax rate part of it. We would want to have an effective rate soon after it's approved by the shareholders and that should be early Q3 presuming we have the shareholder vote on the tentatively scheduled date of the 28th. Ramsey El-Assal - Jefferies - Analyst Okay, so at that point your --you would be subject to U.K. tax jurisdiction? Ed West - Cardtronics Inc. - Chief Financial Officer Well, we have operating entities today in the United Kingdom and obviously on our U.S. operating entity it would continue to be subject to taxation in the U.S. And, again, we'll provide guidance in the --after our second quarter is complete once everything is finalized about what that could mean in both the short -run and the long-run. Ramsey El-Assal - Jefferies - Analyst 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Okay and one last one for me on this. What is --how would you gauge the risk of that --I mean, you said there's a rigorous test in terms of whether you qualify for this type of redomiciling and obviously you feel pretty confident about it. Is there a --how should we evaluate the risks that regulators basically say no we're not comfortable with this or is it kind of a slam dunk or is there a process that may or may not go your way? Ed West - Cardtronics Inc. - Chief Financial Officer Well, we've spent a lot of time working on this. We feel very good about it. They are rigorous tests which is why you don?t see a lot of companies that can meet those. But fortunately we have a substantial portion of the company that's based in the United Kingdom. You know the test includes such things as the number of employees, our overall compensation in the jurisdiction, a percentage of our assets and the jurisdiction as well as other income tests that relate to the entity. We feel very good and we passed the thresholds about that and look forward to moving forward once the shareholder vote is finalized. Ramsey El-Assal - Jefferies - Analyst Fantastic, that's all for me. Thank you very much. Ed West - Cardtronics Inc. - Chief Financial Officer Thank you. Operator Thank you, our next question comes from the line of Kartik Mehta with Northcoast Research. Your line is open. Kartik Mehta - Northcoast Research - Analyst Thank you, good afternoon. I wanted to ask you a little bit about Europe and some of the results you had there and I was wond ering if you could talk about maybe the benefits that you received because of the interchange increase in the U.K. or how much that impacted the results? Ed West - Cardtronics Inc. - Chief Financial Officer Sure, you know, as I mentioned earlier and as Steve mentioned, obviously very strong results in the U.K. on almost all fronts that the team and the organization executed on. So overall growth and constant currency is roughly 27% revenue growth year-over-year. That's largely driven by a combination of the organic performance and help supported by the acquisition that was completed about a year ago with Co-Op Foods. You know, as that happened that transaction occurred during the first quarter and it just kind of phased in during the period, so some of that is on an organic ba sis where we have year-over-year and some of it came on live into, at the end of the quarter, and into April. The majority of the growth for the year, year-over-year, was organic related and there were changes in the interchange rate but that was a minority of the benefit. It was really mostly execution on the year-over-year growth as well as the benefit from the new business. And as Steve mentioned earlier, obviously operational execution, availability, the machines and the systems, the servicing, the financial performance of the operations all (inaudible) the performance year-over-year. Kartik Mehta - Northcoast Research - Analyst Steve, I was hoping maybe you could provide an update on the 7-Eleven business in terms of if you've had any more conversations with [FCTI] as to when the transition will occur and what that might mean for Cardtronics. Steve Rathgaber - Cardtronics Inc. - CEO 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Well, Kartik, it's different, difficult, for us to get into any specifics. We continue to work with stakeholders involved in all of the elements of that to build the best outcome for Cardtronics. As we have something specific to declare, we will certainly declare it. As to the specific dimension of your question about potentially timing, the contract is in full effect through the July date of 2017 and conversion activities would begin from our perspective after that point in time. So that does have the benefit of securing, you know, sort of the full revenue through the first half of the year and having a back half of the year that will be somewhat mixed as the inventory winds down. The pace at which that inventory winds down will be dependent on a number of factors; some in our control, some not. But I think it biases towards, you know, certainly better revenue than just the everything changing on the July 20th date if that helps. Kartik Mehta - Northcoast Research - Analyst No, that is helpful. And just finally Steve, can you talk about maybe the length of contracts that came along with ATM's you purchased from Chase? If they have to be renegotiated or what the terms are? Steve Rathgaber - Cardtronics Inc. - CEO Yeah, we generally don?t like to give out a lot of those kinds of terms for competitive reasons. I don?t like to queue up kin d of competitors with opportunity but I would say that there's a mixed bag of terms, some multiple years, some a little bit less in several cases these are clients we already have and that presents opportunity for us. In other cases they're brand new clients but there is opportunities for renewal and I'd always rather be an incumbent than not be an incumbent. So I can't drill into the detail for you but these are not a collection of our classic seven-year type contracts although we are hopeful that someday we will make them that. Kartik Mehta - Northcoast Research - Analyst Thank you very much, I appreciate it. Steve Rathgaber - Cardtronics Inc. - CEO You're welcome. Ed West - Cardtronics Inc. - Chief Financial Officer Thank you. Operator Thank you. Our next question comes from the line of David Ridley-Lane with Bank of America, Merrill Lynch. Your line is open. David Ridley-Lane - BofA Merrill Lynch - Analyst Sure, I was kind of curious on what you thought might be the impact on aggregate number of U.S. ATM's following the [AMV] transition that's coming up shortly. Do you think you'll see a fair amount of independent ATM operators who choose to exit or how do you think that will play out? Steve Rathgaber - Cardtronics Inc. - CEO It is really a tough one David to see into the crystal ball of --when we look back as an industry on things like triple DES upgrades, there have been several cycles over the past 15 years where everybody had to jump by a certain date and for the most part they have been cycles that did not create a major shift in the ATM footprint. I do 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

think that what might be true in this case is that people who are used to doing their own ATM's might look for some assistanc e so we might see people, banks or financial institutions, be open to having certain fleets taken off their hands so they don?t have to deal with change but that?s different than the ATM's going away. For the smaller mom and pop type entities, you know, the distributors of the world this is their living and they want to find a way to keep their business alive so they'll look to create incentives for those ATM's to stay in place. For the single, you know, ATM grocery store type guy, that will b e a depends. We know that for our business where we have tens of thousands of ATM's with a variety of merchants, the small mom and pops, [through] distributors and some direct, we know that we've developed programs for them that will actually help us sell to them in the upgrade, lock in longer-term contracts and value and grow the relationship by offering them things like [DCC] and other services that can help them make more money. So, creative minds, you know, come to the market and try to create opportunity at a challenge and that's certainly what we're doing. So, a windy way of saying I don?t know and I apologize for that but I don?t think it's going to mean that 10% of the ATM population disappears. I certainly exp ect some shrinkage but I don?t think it would be on a scale where folks would go, wow. David Ridley-Lane - BofA Merrill Lynch - Analyst Got it, got it. That's interesting. And then the --there was this report that you're seeing, I think you may have [said it] but the top bank branches, or sorry top banks, are closing branches at a faster pace, and I'm wondering have you sort of looked at that --should we think about the share pickup that Cardtronics gets from a branch closing being similar to their share of ATM's in the U.S., is it a little bit more, is it a little bit less? Just trying to think about how often those transactions migrate when they do close a branch. Steve Rathgaber - Cardtronics Inc. - CEO Well, I think that's a great question and one where we're damn interested in knowing the answer to quite frankly. I think it comes under the heading of a bit too soon to tell from our perspective but ask me at the end of the year and I bet that we have a fairly scientific view of it based on wh at will be an increasing sample size. But I do believe that we're in the places that are convenient and when bank branches disappear, I don?t think it's unreasonable to expect that we will be a beneficiary because the need for cash doesn?t disappear, the need for the consumer to have access doesn?t disappear. So, difficult for me to pinpoint some numeric's for you now, but I bet that you're talking to the group that will be the experts in about a year's time. David Ridley-Lane - BofA Merrill Lynch - Analyst Thank you very much. Steve Rathgaber - Cardtronics Inc. - CEO You're welcome. Operator Thank you. (Operator instructions.) Our next question comes from the line of Reggie Smith with JPMorgan. Your line is open. Steve Rathgaber - Cardtronics Inc. - CEO Reggie? Ed West - Cardtronics Inc. - Chief Financial Officer Reggie, are you there? Operator 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Mr. Smith, please check your mute button. Reggie Smith - JPMorgan - Analyst Ah, there it goes. Can you hear me? Steve Rathgaber - Cardtronics Inc. - CEO Yes, yes we can. Reggie Smith - JPMorgan - Analyst Sorry about that. Steve Rathgaber - Cardtronics Inc. - CEO No worries, we needed that pause, that refreshes. Reggie Smith - JPMorgan - Analyst I guess the news about Chase is great. I guess, should we think about this as it relates to your relationship with Chase is maybe the beginning of additional ATM acquisitions from them? I mean, is it still, I guess, an untapped or do they still retain relationships with other retailers that you could eventually acquire from them as well? And then I guess if you could kind of remind us, I guess, the history of this relationship I believe a few years ago they decided to go directly with Duane Reade and if that is correct is this kind of a reversal of that I guess kind of strategy? Any color you could provide there would be great. Steve Rathgaber - Cardtronics Inc. - CEO Sure. A lot in that, so first off, I consider any breathing financial institution an opportunity so I'm very much interested in developing and growing and maintaining relationships with any organization because as history shows even with an organization like Chase, things change and we're in the business of having the best possible relationships we can when things change. So, I don?t want to speak for Chase at any level relative to their particular strategy, I don?t think that's appropriate, but they have been involved with Duane Reade many years ago after we were involved with Duane Reade and I think that relationship has worked very well for both parties although they're the ones to speak to about that. So, right now we are the owners and the operators, soon to be, but certainly the owners now of those ATM's in those various retai l locations. Chase has lots of ATM's and maybe someday there's other things we can do with them but lots of banks have lots of ATM's and we think there's a transition, as I said in my prepared remarks, underway where banks are beginning to think differently about is the ATM the differentiator or is the way I message on the AT M and combine it with my mobile service delivery, is that the differentiator, but not actually running and owning and operating the plumbing. So, I'm hopeful that independent of Chase, Cardtronics is seeing the edges of a new era that will have us being more and more important to both retailers and financial institutions with the services we provide because we are the best at it, we are the lowest cost at it, we can make the model work better than anyone I think in the business and that's what we want to leverage strategically going forward. Reggie Smith - JPMorgan - Analyst 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Got it and that actually leads me to my next question, I don?t think I heard anything about potential synergies whether it be cost synergies or revenue synergies that you guys can extract from the Chase deal. Is there anything worth speaking about there? Steve Rathgaber - Cardtronics Inc. - CEO Well, I think there are a couple of things. To the extent that we start as the owner of the ATM's but we're in a transition s ervices agreement model with Chase right now, they're actually the processor for us. We've begun transitioning some of those ATM's already to our base and over the next several months we'll do the rest. So they'll be some margin opportunity that just comes with the fact that we will be able to leverage our scale economics and our cost of processing. Beyond that, the fact that we have relationships with several of these clients, there's opportunities to bring contracts together, I presume overtime, and to get benefit out of that. That's a form of synergy and certainly the more scale we add to our business nationally the more negotiating leverage we have with our full suite of vendor suppliers. So, there's stuff in there Reggie it's, you know, not going to change the world stuff but it's good incremental drumbeat progress. It's the kind of stuff that we do well and I look forward to taking full advantage of it. Reggie Smith - JPMorgan - Analyst Sounds good. If I could sneak one more in. I guess, could you guys talk a little bit about the structure of the market in Ireland? You know, whether it's bank dominated, surcharge free? Like, how should we think about that marketplace versus say the U.K. or the United States? And any color that you could provide there would be great, thank you. Steve Rathgaber - Cardtronics Inc. - CEO Sure. Well obviously it's not the largest market on the planet, I think I can safely declare that, but it's a market that we' re very familiar with, we know a lot of the organizations, we do business with some of those organizations that already branch over into the U.K. because there are some multinational banks and institutions there and we're able to leverage some of those relationships as we go forward. It's a U.K.-like market and, you know, we think it's an opportunity to continue to drive some quality organic growth. I think contracts like the one that we announced, there's not dozens of them but there's a good numbe r of them and we'll do our best to earn those and create a respectable organic growth rate associated with that. Reggie Smith - JPMorgan - Analyst Perfect thank you. Congratulations guys. Steve Rathgaber - Cardtronics Inc. - CEO Thank you. Operator Thank you and we have a follow-up question from the line of Bob Napoli with William Blair. Your line is open. Bob Napoli - William Blair & Company - Analyst Thank you, I was just hoping you'd give maybe a little color on some of the markets, the European markets, that you're in and the growth outlook. Like, looking at the number of ATM's, Germany and Poland were flattish in the first quarter just kind of thoughts on growth opportunities in those markets, you know, what you think you can grow at as far as adding new ATM's in the U.K. and you said you expect to add at least one more market is that --would you expect that to be in Europe as well? Steve Rathgaber - Cardtronics Inc. - CEO 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

Yeah, so potpourri there, let me try to hit a few points on that. I'm actually fairly bullish on the opportunities in Poland and Germany at this point in time. We see a good number of --you know, and when I say that I have to say it in the context of the size of those markets. So I consider that we have credib le and constructive pipelines there in both Poland and Germany and we do well in Germany from a margin perspective and we're doing better if we can close one or two of the deals in our pipeline in Poland we'll be doing some nice margin in that country as well. So, yes, the market we're likely to enter will be in Europe, we certainly have our eyes there and have already hired some staff in some of that SG&A number to place there in one of those countries to help us with additional growth not only in that country but perhaps surrounding countries as we go forward. So, I think in terms of --you know, we're trying to build a routine Bob where we can add three to 5000 ATM's a year and these countries, my goal is to create a stack of pipelines that feed that gross number and keep edging it up as we continue to grow but also to find good pools of transactions that can add to the organic growth so it's not just capital intensive ATM location based. Bob Napoli - William Blair & Company - Analyst Then just last question, your merchant-owned locations continue, U.S. merchant-owned. I know that doesn?t generate a ton of revenue but those continue to decline at a pretty rapid pace, is that a business you're going to essentially get out of or is it not --Steve Rathgaber - Cardtronics Inc. - CEO It's a business where we're actually focusing on the profitable customers more effectively over time. So what we have started to do is not be concerned with ATM count particularly when they've been transaction-based ATM counts. We want to get the beefier clients so our focus in measuring our success in that business going forward is going to be more total transactions driven and total transactions are going to come from the larger distributors and the larger more active locations and we're going to try to not focus on some of the smaller volume ATM's that are just less valuable to us but equally distracting as some of the busier ATM's. So I would call that constructive pruning more than anything else. I wouldn?t go so far as to say we're firing customers but we are trying to manage expectations. Bob Napoli - William Blair & Company - Analyst Okay, great. Thank you very much, appreciate it. Steve Rathgaber - Cardtronics Inc. - CEO All right, well I believe that covers all of the questions that have been posed so I would just like to say to all of the folks listening, thank you very much for your continued interest in Cardtronics and look forward to talking with you all next quarter. Have a good day. Ed West - Cardtronics Inc. - Chief Financial Officer Thank you. Operator Ladies and gentlemen, thank you for participating in today's conference, this does conclude the program and you may all disconnect. Everyone have a great day. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call

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Forward Looking Statements This communication contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs concerning future developments and their potential effect on Cardtronics, Inc. These forward-looking statements involve significant risks and uncertainties (some of which are beyond Cardtronics, Inc.’s control) and assumptions that could cause actual results to differ materially from Cardtronics, Inc.’s historical experience and present expectations or projections, including the risk factors described in Cardtronics, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, and other factors set forth from time-to-time in other filings with the U.S. Securities and Exchange Commission (“SEC”). Important Additional Information Regarding the Merger Filed with the SEC Cardtronics Group Limited (“Cardtronics plc”) has filed with the SEC a registration statement on Form S-4, which contains a proxy statement/prospectus in connection with the proposed merger and related merger agreement, and each of Cardtronics, Inc. and Cardtronics plc may be filing other relevant materials with the SEC in connection with the transaction. Cardtronics, Inc. urges its stockholders — including participants in its equity based incentive plans — and investors to read carefully the proxy statement/prospectus (and any other document that Cardtronics, Inc. or Cardtronics plc subsequently files with the SEC) before making any voting or investment decision about the proposed merger agreement because they contain important information about Cardtronics, Inc., Cardtronics plc and the proposed merger agreement. Stockholders and investors may obtain these documents, as well as other filings containing information about Cardtronics, Inc. and Cardtronics plc, for free at the SEC’s website, www.sec.gov, or at Cardtronics, Inc.’s website, www.cardtronics.com — under “Investor Relations.” Stockholders may also obtain a copy of these documents free of charge by contacting Cardtronics, Inc.’s Investor Relations Department in writing at 3250 Briarpark Drive, Suite 400, Houston, Texas 77042 or by telephone at (832) 308-4975. Participants in Solicitation Cardtronics, Inc., Cardtronics plc and their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders with respect to the matters to be voted upon at the special meeting. Information about the directors and executive officers of Cardtronics, Inc. and their ownership in Cardtronics, Inc. is included in the proxy statement/prospectus filed with the SEC and the documents and information incorporated by reference therein. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Stockholders can obtain free copies of the documents by accessing the SEC’s and Cardtronics, Inc.’s website as described above. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing o r similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 28, 2016 / 09:00PM GMT, CATM - Q1 2016 Cardtronics Inc Earnings Call